Exhibit 12.1

Targa Resources Partners, LP

Earnings to fix charge ratio computation

	Years Ended December 31,					March 31,
	2011	2010	2009	2008	2007	2012	2011
Pre-tax income (loss) from continuing operations	$249.8	$138.0	$8.4	$238.1	$36.0	$82.8	$47.5
Fixed charges:
Interest expense and amortization of debt issuance costs	107.7	110.9	159.8	156.1	153.7	29.4	27.5
Capitalized interest	3.4	1.3	0.7	0.6	0.5	1.8	0.8
Operating lease payments	4.7	4.6	4.5	4.8	5.6	1.1	1.1

Total fixed charges	115.8	116.8	165.0	161.5	159.8	32.3	29.4
Amortization of capitalized interest	0.2	0.1	0.1	0.1	0.1	0.1	0.0
Equity earnings in unconsolidated investment	(8.8)	(5.4)	(5.0)	(14.0)	(10.1)	(2.1)	(1.7)
Distributions from unconsolidated investment	8.3	8.7	5.1	4.6	3.9	2.3	—
Capitalized interest	(3.4)	(1.3)	(0.7)	(0.6)	(0.5)	(1.8)	(0.8)

Pre-tax income from continuing operations plus fixed charges	$361.9	$256.9	$172.9	$389.7	$189.2	$113.6	$74.4

Ratio of earnings to fixed charges	3.1	2.2	1.0	2.4	1.2	3.5	2.5
Deficiency	$—	$—	$—	$—	$—	$—	$—